                                  ZEFER Corp.
                              711 Atlantic Avenue
                               Boston, MA 02111


September 18, 2000

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: John Saia, Esq.

     Re: ZEFER Corp.  Form S-1 (File No. 333-41004)

Ladies and Gentlemen:

     ZEFER Corp., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-41004), together with all amendments and exhibits thereto. The Company requests withdrawal of the Registration Statement because, due to market conditions, it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been or will be issued or sold under the Registration Statement.

     The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (617) 451-8000 or James R. Burke, Esq. at (617) 526-6062.

Sincerely,

/s/ Sean W. Mullaney

Sean W. Mullaney
Executive Vice President for Enterprise Development, General Counsel and
Secretary